March 5, 2009

Mr. James A. Cannavino
Chief Executive Officer
Direct Insite Corp.
80 Orville Drive
Bohemia, New York 11716

> **Re: Direct Insite Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 19, 2009**
> **File No. 333-153792**
> **Form 10-Q for the Quarterly Period Ended September 30, 2008**
> **File No. 000-20660**
> **Filed November 30, 2008**

Dear Mr. Cannavino:

We have limited our review of your filings to those issues contained in our letter dated October 27, 2008. All of our comments pertain to our letter and your written response to our letter dated February 19, 2009. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Should you have any questions concerning our comments or any other aspect of our review, please feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We are in receipt of your application requesting confidential treatment of exhibits 10.28, 10.29, 10.30, 10.31, 10.32, 10.33 and 10.34 to the above-cited Form S-1. We will provide comments on the confidential treatment request, if any, under separate cover.

2. We note that you meet two of the three requirements of Article 8-08(b) of Regulation S-X, which would permit you to not include audited financial statements in this registration statement for fiscal year ended December 31, 2008. With respect to the third requirement of this provision, please confirm that you reasonably and in good faith expect to report in your annual report on Form 10-K for the fiscal year ended December 31, 2008 income from continuing operations before taxes for fiscal year 2008.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Overview, page 23

3. We note that in response to comment 4 of our letter, you have disclosed on page 24 that the changes in the percent of your revenues derived from IBM during the three and nine month periods ended September 30, 2008 were due in part to a decrease in service to IBM in Europe. Please discuss briefly whether the decrease in services provided was due to changes in the prices of services provided to IBM or other factors.

Executive Compensation, page 37

4. Please update your executive compensation section to include disclosure regarding the compensation of your executives during your most recently completed fiscal year ended December 31, 2008. See Item 402 of Regulation S-K.

Exhibits

Exhibit 5.1

5. We refer you to comment 5 of our letter. The opinion provided by counsel must opine on the legality of the securities at the time the securities are to be resold by the selling shareholders as contemplated by the registration statement. Currently, the opinion appears to be limited to the legality of the securities at the time they were issued to the selling stockholders. Please have counsel file a revised and updated opinion reflecting this comment.

<u>Quarterly Report for the Quarterly Period Ended September 30, 2008 on Form 10-Q, filed November 30, 2008</u>

<u>Exhibits</u>

<u>Exhibit 31</u>

6. The Rule 13a-14 certifications filed with the above-cited quarterly report are not in the exact form as required by Item 601(b)(31) of Regulation S-K. Please note that in all applicable filings these certifications must be in the exact form as required by Item 601(b)(31). See SEC Staff Alert: Annual Report Reminders at http://www.sec.gov/divisions/corpfin/cfalerts/cfalert030405.htm. If you have any questions regarding the certifications to be filed with your annual report on Form 10-K for the fiscal year ended December 31, 2008, please feel free to contact us at the numbers listed below.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ryan Houseal at (202) 551-3105 with any questions, or in his absence me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (516) 433-5858
        David H. Lieberman Esq.
        Beckman, Lieberman & Barandes, LLP